EXHIBIT 12
NATIONAL FUEL GAS COMPANY
COMPUTATION OF RATIO OF
EARNINGS TO FIXED CHARGES
UNAUDITED

	Fiscal Year Ended September 30,
	2007	2006	2005	2004	2003

EARNINGS:

Income from Continuing Operations	$201,675	$184,614	$138,437	$141,920	$256,076
Plus Income Tax Expense	131,813	108,245	85,621	89,820	116,795
Less Investment Tax Credit (1)	(697)	(697)	(697)	(697)	(693)
(Less Income) Plus Loss from Unconsolidated Subsidiaries (3)	(4,979)	(3,583)	796	(805)	(535)
Plus Distributions from Unconsolidated Subsidiaries	1,613	4,651	1,990	785	1,238
Plus Interest Expense on Long-Term Debt	68,446	72,629	73,244	82,989	91,381
Plus Other Interest Expense	6,029	5,952	9,069	6,354	11,010
Less Amortization of Loss on Reacquired Debt	(1,119)	(1,118)	(1,066)	(1,350)	(2,078)
Plus (Less) Allowance for Borrowed Funds Used in Construction	374	296	201	298	(102)
Plus Rentals (2)	2,685	2,810	3,554	4,286	4,573

	$405,840	$373,799	$311,149	$323,600	$477,665

FIXED CHARGES:

Interest & Amortization of Premium and Discount of Funded Debt	$68,446	$72,629	$73,244	$82,989	$91,381
Plus Other Interest Expense	6,029	5,952	9,069	6,354	11,010
Less Amortization of Loss on Reacquired Debt	(1,119)	(1,118)	(1,066)	(1,350)	(2,078)
Plus (Less) Allowance for Borrowed Funds Used in Construction	374	296	201	298	(102)
Plus Rentals (2)	2,685	2,810	3,554	4,286	4,573

	$76,415	$80,569	$85,002	$92,577	$104,784

RATIO OF EARNINGS TO FIXED CHARGES	5.31	4.64	3.66	3.50	4.56

(1)	Investment Tax Credit is included in Other Income

(2)	Rentals shown above represent the portion of all rentals (other than delay rentals) deemed representative of the interest factor.

(3)	Fiscal 2005 includes the Impairment of Investment in Partnership of $4,158.